File No. 812-15609

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF THE APPLICATION OF:

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND; RUSSELL INVESTMENTS STRATEGIC CREDIT FUND; RUSSELL INVESTMENTS INFRASTRUCTURE FINANCING SPV LP; RUSSELL INVESTMENTS STRATEGIC CREDIT FINANCING SPV LP; RUSSELL INVESTMENTS CREDIT ADVISER, LLC; RUSSELL INVESTMENTS INFRASTRUCTURE ADVISER, LLC; RUSSELL INVESTMENTS CAPITAL, LLC; JEFFPM, LLC; CORE BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; HIGH YIELD BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; MULTI-ASSET CORE PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; RUSSELL INVESTMENTS CO-INVESTMENT PARTNERS I, LLC; UNCONSTRAINED BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; DEFENSIVE U.S. EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; DYNAMIC COMMODITY STRATEGIES FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; EMERGING MARKETS EQUITY PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; GLOBAL EQUITY PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; GLOBAL LISTED INFRASTRUCTURE FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; GLOBAL REAL ESTATE SECURITIES FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; INTERNATIONAL EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; LOW DURATION BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; REAL ESTATE EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; SMALL CAP US EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; SUSTAINABLE MULTI-ASSET GROWTH FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC; SUSTAINABLE BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

1301 Second Avenue, 18th Floor

Seattle, WA 98101

(800) 787-7354

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Mary Beth Albaneze

Associate General Counsel

Russell Investments

1301 Second Avenue, 18th Floor

Seattle, WA 98101

(206) 505-4846

Copies to:

John O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

(617) 728-7100

Cynthia R. Beyea, Esq.

Dechert LLP

1900 K Street, NW,

Washington, DC 20006

(202) 261-3447

August 22, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

RUSSELL INVESTMENTS NEW ECONOMY

INFRASTRUCTURE FUND; RUSSELL

INVESTMENTS STRATEGIC CREDIT

FUND; RUSSELL INVESTMENTS

INFRASTRUCTURE FINANCING SPV LP;

RUSSELL INVESTMENTS STRATEGIC

CREDIT FINANCING SPV LP; RUSSELL

INVESTMENTS CREDIT ADVISER, LLC;

RUSSELL INVESTMENTS

INFRASTRUCTURE ADVISER, LLC;

RUSSELL INVESTMENTS CAPITAL, LLC; JEFFPM, LLC; CORE BOND FUND, A

SERIES OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; HIGH

YIELD BOND FUND, A SERIES OF RUSSELL

INVESTMENTS INSTITUTIONAL FUNDS,

LLC; MULTI-ASSET CORE PLUS FUND, A

SERIES OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; RUSSELL

INVESTMENTS CO-INVESTMENT

PARTNERS I, LLC; UNCONSTRAINED

BOND FUND, A SERIES OF RUSSELL

INVESTMENTS INSTITUTIONAL FUNDS,

LLC; DEFENSIVE U.S. EQUITY FUND, A

SERIES OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; DYNAMIC

COMMODITY STRATEGIES FUND, A

SERIES OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; EMERGING

MARKETS EQUITY PLUS FUND, A SERIES

OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; GLOBAL

EQUITY PLUS FUND, A SERIES OF

RUSSELL INVESTMENTS INSTITUTIONAL

FUNDS, LLC; GLOBAL LISTED

INFRASTRUCTURE FUND, A SERIES OF

RUSSELL INVESTMENTS INSTITUTIONAL

FUNDS, LLC; GLOBAL REAL ESTATE

SECURITIES FUND, A SERIES OF RUSSELL

INVESTMENTS INSTITUTIONAL FUNDS,

LLC; INTERNATIONAL EQUITY FUND, A

SERIES OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; LOW

DURATION BOND FUND, A SERIES OF

RUSSELL INVESTMENTS INSTITUTIONAL

FUNDS, LLC; REAL ESTATE EQUITY FUND,

A SERIES OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC; SMALL CAP

US EQUITY FUND, A SERIES OF RUSSELL

INVESTMENTS INSTITUTIONAL FUNDS,

: : : : : : : : : : : : : : : : : : : : : :

AMENDMENT NO. 3 TO THE

APPLICATION FOR AN ORDER PURSUANT

TO SECTIONS 17(d) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940

AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

LLC; SUSTAINABLE MULTI-ASSET

GROWTH FUND, A SERIES OF RUSSELL

INVESTMENTS INSTITUTIONAL FUNDS,

LLC; SUSTAINABLE BOND FUND, A SERIES

OF RUSSELL INVESTMENTS

INSTITUTIONAL FUNDS, LLC

1301 SECOND AVENUE, 18TH FLOOR

SEATTLE, WA 98101

File No. 812-15609

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•

Russell Investments New Economy Infrastructure Fund (the “Infrastructure Fund”), a newly formed Delaware statutory trust that is registered under the 1940 Act as a closed-end management investment company that will operate as an interval fund;

•

Russell Investments Strategic Credit Fund (the “Credit Fund” and together with the Infrastructure Fund, the “Existing Regulated Funds”), a newly formed Delaware statutory trust that is registered under the 1940 Act as a closed-end management investment company that will operate as an interval fund;

•	Russell Investments Infrastructure Financing SPV LP (“RIIF SPV”), a wholly owned subsidiary of the Infrastructure Fund;

•	Russell Investments Strategic Credit Financing SPV LP (“RISCF SPV” and together with RIIF SPV, the “Existing Wholly-Owned Subsidiaries”), a wholly owned subsidiary of the Credit Fund;

•

Russell Investments Infrastructure Adviser, LLC (“RIIA”), a newly formed Washington limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors[2];

•	Russell Investments Credit Adviser, LLC (“RICA”), a newly formed Washington limited liability company that is registered as an investment adviser under the Advisers Act, and its successors;

•

Russell Investments Capital, LLC (“RICap” and together with RIIA and RICA, the “Existing Advisers”), a Delaware limited liability company that is registered as an investment adviser registered under the Advisers Act, and its successors;

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity (i) whose investment adviser is an Existing Adviser, (ii) which would be an investment company but for Section 3(c)(7) of the 1940 Act and (iii) which currently intends to rely on the Order (each, an “Existing

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

Affiliated Fund,” and collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Funds, RIIF SPV, RISCF SPV and the Existing Advisers, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

4 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 “Adviser” means RIIA, RICA, RICap and any other investment adviser controlling, controlled by, or under common control with RIIA, RICA and/or RICap. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. Russell Investments New Economy Infrastructure Fund and Russell Investments Strategic Credit Fund

The Existing Regulated Funds are newly formed Delaware statutory trusts registered under the 1940 Act as closed-end management investment companies. The Existing Regulated Funds will be operated as interval funds pursuant to Rule 23c-3 under the 1940 Act.

The investment objective of the Infrastructure Fund will be to seek to provide long term capital growth and current income. The Infrastructure Fund’s strategy involves investing in a range of public and private infrastructure investments.

The investment objective of the Credit Fund will be to seek to provide total return and, as a secondary objective, current income. The Credit Fund’s strategy involves investing in a range of lending activities including, but not limited to, directly originated loans, syndicated loans and credit securities.

Each Existing Regulated Fund currently has a nine member board, of which eight members are not “interested persons” of that Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act. Membership of each Existing Regulated Fund’s Board complies in all respects with the requirements of the 1940 Act, including with respect to the independent trustees.9

B. Russell Investments Infrastructure Adviser, LLC

RIIA will serve as the investment adviser to the Infrastructure Fund pursuant to an investment advisory agreement between RIIA and the Infrastructure Fund (an “Advisory Agreement”). Subject to the supervision of the Infrastructure Fund’s Board, RIIA will be primarily responsible for the day-to-day selection of investments for the Infrastructure Fund.

C. Russell Investments Credit Adviser, LLC

RICA will serve as the investment adviser to the Credit Fund pursuant to an Advisory Agreement between RICA and the Credit Fund. Subject to the supervision of the Credit Fund’s Board, RICA will be primarily responsible for the day-to-day selection of investments for the Credit Fund.

D. Russell Investments Capital, LLC

RICap serves as the investment adviser for all of the Existing Affiliated Funds. RICap is primarily responsible for the day-to-day selection of investments for each of the Existing Affiliated Funds.

The Advisers have sole responsibility for sourcing and evaluating any Potential Co-Investment Transaction for the proposed co-investment program.

E. Existing Wholly-Owned Subsidiaries

RIIF SPV and RISCF SPV are Existing Wholly-Owned Subsidiaries. RIIF SPV is a Delaware limited partnership and a Wholly-Owned Investment Sub of the Infrastructure Fund. RISCF SPV is a Delaware limited partnership and a Wholly-Owned Investment Sub of the Credit Fund.

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund.

F. Existing Affiliated Funds

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

RICap serves as the investment adviser for all of the Existing Affiliated Funds. The Existing Affiliated Funds are investment funds, each of which would be an investment company but for Section 3(c)(7) of the 1940 Act. A complete list of the Existing Affiliated Funds is included in Appendix A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). RIIA, RICA and RICap are each majority-owned by Russell Investments, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to RIIA, RICA, RICap and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities

10 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with RIIA, RICA, RICap and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.   Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2.   Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.   Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4.   No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to

11 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

12 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

13 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

14 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

15 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.   Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6.   Dispositions:

(a)   Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7.   Board Oversight

(a)   Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)   At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the

16 The Affiliated Entities may adopt shared Co-Investment Policies.

17 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

18 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)   Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)   The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.   Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9.   In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an

19 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Mary Beth Albaneze

Associate General Counsel

Russell Investments

1301 Second Avenue, 18th Floor

Seattle, WA 98101

(206) 505-4846

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

John O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

(617) 728-7100

Cynthia R. Beyea, Esq.

Dechert LLP

1900 K Street, NW,

Washington, DC 20006

(202) 261-3447

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any

20 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 22nd day of August, 2025.

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee, President and Chief Executive Officer (Principal Executive Officer)

RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee, President and Chief Executive Officer (Principal Executive Officer)

RUSSELL INVESTMENTS INFRASTRUCTURE FINANCING SPV LP

By:	Russell Investments Infrastructure Financing SPV GP LLC, its general partner
By:	Russell Investments Infrastructure Advisers, LLC, its managing member
By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS STRATEGIC CREDIT FINANCING SPV LP

By:	Russell Investments Strategic Credit Financing SPV GP LLC, its general partner
By:	Russell Investments Credit Advisers, LLC, its managing member
By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS INFRASTRUCTURE ADVISER, LLC

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS CREDIT ADVISER, LLC

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS CAPITAL, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	President

JEFFPM, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

CORE BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

HIGH YIELD BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

MULTI-ASSET CORE PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

RUSSELL INVESTMENTS CO-INVESTMENT PARTNERS I, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

UNCONSTRAINED BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

DEFENSIVE U.S. EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

DYNAMIC COMMODITY STRATEGIES FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

EMERGING MARKETS EQUITY PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

GLOBAL EQUITY PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

GLOBAL LISTED INFRASTRUCTURE FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

GLOBAL REAL ESTATE SECURITIES FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

INTERNATIONAL EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

LOW DURATION BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

REAL ESTATE EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

SMALL CAP US EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

SUSTAINABLE MULTI-ASSET GROWTH FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

SUSTAINABLE BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of August 22, 2025 for and on behalf of Russell Investments New Economy Infrastructure Fund and Russell Investments Strategic Credit Fund, that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee, President and Chief Executive Officer (Principal Executive Officer)

RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

By:	/s/ Vernon Barback
Name:	Vernon Barback
Title:	Trustee, President and Chief Executive Officer (Principal Executive Officer)

VERIFICATION

The undersigned states that she has duly executed the attached application dated as of August 22, 2025 for and on behalf of Russell Investments Infrastructure Adviser, LLC, Russell Investments Credit Adviser, LLC, Russell Investments Infrastructure Financing SPV LP and Russell Investments Strategic Credit Financing SPV LP that she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

RUSSELL INVESTMENTS INFRASTRUCTURE ADVISER, LLC

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS CREDIT ADVISER, LLC

By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS INFRASTRUCTURE FINANCING SPV LP

By:	Russell Investments Infrastructure Financing SPV GP LLC, its general partner
By:	Russell Investments Infrastructure Advisers, LLC, its managing member
By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

RUSSELL INVESTMENTS STRATEGIC CREDIT FINANCING SPV LP

By:	Russell Investments Strategic Credit Financing SPV GP LLC, its general partner
By:	Russell Investments Credit Advisers, LLC, its managing member
By:	/s/ Katherine El-Hillow
Name:	Katherine El-Hillow
Title:	President

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of August 22, 2025 for and on behalf of Russell Investments Capital, LLC; JeffPM, LLC; Core Bond Fund, a series of Russell Investments Institutional Funds, LLC; High Yield Bond Fund, a series of Russell Investments Institutional Funds, LLC; Multi-Asset Core Plus Fund, a series of Russell Investments Institutional Funds, LLC; Core Bond Fund, a series of Russell Investments Institutional Funds, LLC; High Yield Bond Fund, a series of Russell Investments Institutional Funds, LLC; Multi-Asset Core Plus Fund, a series of Russell Investments Institutional Funds, LLC; Russell Investments Co-Investment Partners I, LLC; Unconstrained Bond Fund, a series of Russell Investments Institutional Funds, LLC; Defensive U.S. Equity Fund, a series of Russell Investments Institutional Funds, LLC; Dynamic Commodity Strategies Fund, a series of Russell Investments Institutional Funds, LLC; Emerging Markets Equity Plus Fund, a series of Russell Investments Institutional Funds, LLC; Global Equity Plus Fund, a series of Russell Investments Institutional Funds, LLC; Global Listed Infrastructure Fund, a series of Russell Investments Institutional Funds, LLC; Global Real Estate Securities Fund, a series of Russell Investments Institutional Funds, LLC; International Equity Fund, a series of Russell Investments Institutional Funds, LLC; Low Duration Bond Fund, a series of Russell Investments Institutional Funds, LLC; Real Estate Equity Fund, a series of Russell Investments Institutional Funds, LLC; Small Cap US Equity Fund, a series of Russell Investments Institutional Funds, LLC; Sustainable Multi-Asset Growth Fund, a series of Russell Investments Institutional Funds, LLC; and Sustainable Bond Fund, a series of Russell Investments Institutional Funds, LLC, that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RUSSELL INVESTMENTS CAPITAL, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	President

JEFFPM, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

CORE BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

HIGH YIELD BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

MULTI-ASSET CORE PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

RUSSELL INVESTMENTS CO-INVESTMENT PARTNERS I, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

UNCONSTRAINED BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

DEFENSIVE U.S. EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

DYNAMIC COMMODITY STRATEGIES FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

EMERGING MARKETS EQUITY PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

GLOBAL EQUITY PLUS FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

GLOBAL LISTED INFRASTRUCTURE FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

GLOBAL REAL ESTATE SECURITIES FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

INTERNATIONAL EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

LOW DURATION BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

REAL ESTATE EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

SMALL CAP US EQUITY FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

SUSTAINABLE MULTI-ASSET GROWTH FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

SUSTAINABLE BOND FUND, A SERIES OF RUSSELL INVESTMENTS INSTITUTIONAL FUNDS, LLC

By:	/s/ H. Victor Leverett
Name:	H. Victor Leverett
Title:	Authorized Signatory

APPENDIX A

Existing Affiliated Funds

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by RICap and qualify as Affiliated Entities (as defined in the Application):

1.	JeffPM, LLC
2.	Russell Investments Co-Investment Partners I, LLC
3.	Core Bond Fund, a series of Russell Investments Institutional Funds, LLC
4.	High Yield Bond Fund, a series of Russell Investments Institutional Funds, LLC
5.	Multi-Asset Core Plus Fund, a series of Russell Investments Institutional Funds, LLC
6.	Unconstrained Bond Fund, a series of Russell Investments Institutional Funds, LLC
7.	Defensive U.S. Equity Fund, a series of Russell Investments Institutional Funds, LLC
8.	Dynamic Commodity Strategies Fund, a series of Russell Investments Institutional Funds, LLC
9.	Emerging Markets Equity Plus Fund, a series of Russell Investments Institutional Funds, LLC
10.	Global Equity Plus Fund, a series of Russell Investments Institutional Funds, LLC
11.	Global Listed Infrastructure Fund, a series of Russell Investments Institutional Funds, LLC
12.	Global Real Estate Securities Fund, a series of Russell Investments Institutional Funds, LLC
13.	International Equity Fund, a series of Russell Investments Institutional Funds, LLC
14.	Low Duration Bond Fund, a series of Russell Investments Institutional Funds, LLC
15.	Real Estate Equity Fund, a series of Russell Investments Institutional Funds, LLC
16.	Small Cap US Equity Fund, a series of Russell Investments Institutional Funds, LLC
17.	Sustainable Multi-Asset Growth Fund, a series of Russell Investments Institutional Funds, LLC
18.	Sustainable Bond Fund, a series of Russell Investments Institutional Funds, LLC

APPENDIX B

Resolutions of the Sole Initial Trustee of

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 promulgated thereunder, to permit Russell Investments New Economy Infrastructure Fund (the “Trust”) to engage in certain joint transactions that otherwise may be prohibited by either or both of Section 17(d) and 57(a)(4) of the Investment Company Act of 1940, as amended, and Rule 17d-1 promulgated thereunder, is hereby approved, authorized and directed; and be it further

RESOLVED, that any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(As adopted on November 13, 2024)

APPENDIX C

Resolutions of the Sole Initial Trustee of

RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 promulgated thereunder to permit Russell Investments Strategic Credit Fund (the “Trust”) to engage in certain joint transactions that otherwise may be prohibited by either or both of Section 17(d) and 57(a)(4) of the Investment Company Act of 1940, as amended, and Rule 17d-1 promulgated thereunder, is hereby approved, authorized and directed; and be it further

RESOLVED, that any officer or trustee of the Trust, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(As adopted on November 13, 2024)